Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Below is a list of the Company’s major subsidiaries as of February 28, 2021, their jurisdictions and the name under which they do business. Each subsidiary is wholly owned.

Subsidiary	Jurisdiction
Amber Road, Inc.	Delaware
E2open, LLC.	Delaware
Inttra, Inc.	Delaware
Zyme Solutions, Inc.	Delaware